Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number
Ross Miller signature	**20130379835-91**
Ross Miller	Filing Date and Time
Secretary of State	**06/06/2013 1:57 PM**
State of Nevada	Entity Number
	E0463492005-5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1 Name of corporation:
Force Energy. Corp.

2. The articles have been amended as follows. (provide article numbers, if available)
1. Name of Corporation: Force Minerals Corporation;
2. Reverse Stock Split That this Corporation split and convert all of the issued and outstanding shares of the Corporation $.001 par value common stock on a One Hundred (100) to one (1) basis to decrease the number of issued and outstanding shares of the Corporation's common stock from (218,229,254) to (2,182,293) shares;

3. That the current number of authorized shares of common stock of the Company and par value remain unchanged as: 750,000,000 shares of Common stock, par value $0.001 and 10,000,000 shares of Preferred stock, par value $0.001

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 74%

4. Effective date and time of filing: (optional)   Date: 6/6/17   Time. 12:00

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.